November 12, 2020

VIA EDGAR CORRESPONDENCE

Mr. Chris Edwards

Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sotera Health Company

Amendment No. 1 to Registration Statement on Form S-1

Filed November 2, 2020

File No. 333-249648

Dear Mr. Edwards:

On behalf of our client, Sotera Health Company (the “Company”), set forth below is our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 9, 2020, with respect to the above-referenced Amendment No. 1 to Registration Statement (the “Registration Statement”) on Form S-1 submitted on November 2, 2020.

The Company has publicly filed today its second amendment to the Registration Statement (“Amendment No. 2”), together with this letter, via EDGAR submission.

For your convenience, the text of the Staff’s comment is set forth in bold below, followed by the Company’s response. The page references in the response are to the pages of Amendment No. 2.

Amendment No. 1 to Form S-1

Summary

Mr. Chris Edwards

Securities and Exchange Commission

Exhibits

1. We note your disclosures in the prospectus stating that your amended and restated certificate of incorporation provides that derivative actions will be brought in the Court of Chancery, or any state or federal court located within the State of Delaware if the Court of Chancery does not have jurisdiction. However, the exclusive forum provision set forth in your Exhibit 3.1 does not include the reference to a federal court if the Court of Chancery does not have jurisdiction. Please revise to clarify whether this provision applies to actions arising under the Exchange Act, and please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

In response to the Staff’s comment, the Company has revised Exhibit 3.1 and the disclosures on pages 52 and 170.

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Please direct any comments regarding this submission to David Lopez at (212) 225-2632.

Very truly yours,

/s/ David Lopez

David Lopez

cc:	Tracie Mariner

Sasha Parikh

Dorrie Yale

Securities and Exchange Commission

Michael B. Petras, Jr.

Matthew J. Klaben

Sotera Health Topco, Inc.

Arthur D. Robinson

John C. Ericson

Simpson Thacher & Bartlett LLP